Exhibit 99.2

FIRST SUPPLEMENTAL INDENTURE

Dated as of October 31, 2014

Among

POSTMEDIA NETWORK INC., as Issuer

and

POSTMEDIA NETWORK CANADA CORP., as Guarantor

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent

8.25% SENIOR SECURED NOTES DUE 2017

Supplemental Indenture (this “Supplemental Indenture”), dated as of October 31, 2014, by and among, POSTMEDIA NETWORK INC., a corporation incorporated under the Canada Business Corporations Act, as issuer (the “Issuer”), POSTMEDIA NETWORK CANADA CORP., a corporation incorporated under the Canada Business Corporations Act, as guarantor (the “Guarantor”) and COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee (the “Trustee”), and COMPUTERSHARE TRUST COMPANY OF CANADA, as collateral agent.

W I T N E S S E T H

WHEREAS, each of the Issuer and the Guarantors has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of August 16, 2012, providing for the issuance of an unlimited aggregate principal amount of 8.25% Senior Secured Notes due 2017 (the “Notes”).

AND WHEREAS Section 9.02 of the Indenture permits the Issuer, the Guarantors, the Trustee and the Collateral Agent to amend or supplement the Indenture for the purpose of giving effect to any amendments, the substance of which have been consented to by the Holders of a majority principal amount of the Notes.

AND WHEREAS, Section 13.12 of the Indenture permits all actions which may be taken and all powers that may be exercised by the Holders at a meeting held as set out in Article 13 of the Indenture also to be taken and exercised by the holders of not less than 50% of the aggregate principal amount of the outstanding Notes, by a signed instrument in one or more counterparts and the expression “resolution” when used in the Indenture shall include an instrument so signed.

AND WHEREAS, the holders of not less than 50% of the aggregate principal amount of the outstanding Notes have executed a resolution or other instrument in writing authorizing the modification of the Indenture as provided for herein.

AND WHEREAS, pursuant to the Indenture, the Trustee and the Collateral Agent are authorized to execute and deliver this Supplemental Indenture.

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture by the Issuer, to make this Supplemental Indenture effective and binding upon the Issuer.

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Secured Parties as follows:

ARTICLE 1

INTERPRETATION

Section 1.01	Definitions

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture:

Section 1.02	General Rule

Subject to the terms and conditions herein contained, the Indenture is hereby amended to the extent necessary to give effect to the provisions of this First Supplemental Indenture and to incorporate the provisions of this First Supplemental Indenture into the Indenture.

Section 1.03	Currency

Unless otherwise noted, all dollar amounts expressed in this Supplemental Indenture are expressed in Canadian Dollars.

ARTICLE 2

AMENDMENTS TO INDENTURE

Section 2.01	Amendments to Indenture

(a) The defined terms “Sun Acquisition” and “Sun Acquisition Closing Date” are hereby added to Section 1.01 in its appropriate alphabetical order as follows:

“Sun Acquisition” means the purchase or other acquisition by Issuer of all or substantially all of the issued and outstanding Capital Stock of a direct or indirect subsidiary or subsidiaries of Quebecor Media Inc. to which all or a substantial portion of the assets related to Quebecor Media Inc.’s Sun Media English language newspapers and Islington print facility are to be transferred, pursuant to the purchase agreement dated on or around October 6, 2014, between the Issuer and Quebecor Media Inc., as amended, supplemented, waived or otherwise modified from time to time.

“Sun Acquisition Relevant Date” means the earlier of (a) date of the closing of the Sun Acquisition and (b) the date the Sun Acquisition is abandoned by the Issuer.

(b) The definition of “Asset Disposition” in Section 1.01 is hereby amended by deleting the word “and” at the end of clause (20), replacing the period at the end of clause (21) with a semi-colon, and adding a new clause (22) and (23) as follows:

“(22) the disposition of the facility located at 7001 rue St. Jacques, Montreal, provided that, (i) such disposition is announced prior to November 30, 2014 and (ii) the net proceeds of such disposition are held in a segregated account and (A) are used to fund a portion of the purchase price for the Sun Acquisition (in such case such amount may, but shall not be required to, reduce the amount of the equity contribution required for the

Sun Acquisition), or (B) if not so used by the Sun Acquisition Relevant Date, applied in the manner required by section 4.10 as if the net proceeds were derived from an Asset Disposition; and

(23) the disposition of the facility located at 215-16th Street, 315-16th Street and 1790-3rd Avenue, SE Calgary, provided that, (i) such disposition is completed prior to the Sun Acquisition Closing Date; (ii) the Consolidated First-Lien Leverage Ratio at the time of such disposition is not greater than 2.0 to 1.0 (with a deduction to the numerator in the Consolidated First-Lien Leverage Ratio for cash on hand of the Parent and Issuer at such time, up to a maximium of $25 million, for the purposes of this clause (23) only); and (iii) the net proceeds of such disposition are held in a segregated account and (A) are used to fund a portion of the purchase price for the Sun Acquisition (in such case such amount shall reduce the amount of the equity contribution required for the Sun Acquisition), or (B) if not so used by the Sun Acquisition Relevant Date, applied in the manner required by section 4.10 as if the net proceeds were derived from an Asset Disposition.

(c) The definition of “Excluded Contribution” in Section 1.01 is hereby amended by inserting the following immediately prior to the period at the end thereof:

“; provided, however, the net cash proceeds received by the Issuer from any equity rights offering or other equity offering of any kind completed in connection with, and applied to the financing of, the Sun Acquisition shall be deemed to be an Excluded Contribution”

(d) The definition of “Permitted Liens” in Section 1.01 is hereby amended by deleting “and” at the end of clause (41), replacing the period at the end of clause (42) with “; and” and adding a new clause (43) as follows:

“(43) Liens (including without limitation, Liens ranking pari-passu with the Notes) securing the Sun Indebtedness.”

(e) The defined term “Sun Indebtedness” is hereby added to Section 1.02 in its appropriate alphabetical order as follows:

Term	Defined in Section
“Sun Indebtedness”	Section 4.09(b)(19)

(f) Section 3.08 is hereby amended by adding the following language as a new paragraph prior to the definition of “Excess Cash Flow”:

“For clarity, the numerator in the “Consolidated First-Lien Leverage Ratio” shall not include any Sun Indebtedness evidenced by subscription receipts for which proceeds are being held in escrow or another similar type of arrangement pending closing of the Sun Acquisition.”

(g) Section 4.09(b) is hereby amended as follows:

(i) Deleting the word “and” at the end of Section 4.09(b)(18) and adding a new Section 4.09(b)(19), as follows, with the subsequent section renumbered accordingly:

“the incurrence of an additional principal amount of Indebtedness not to exceed $140.0 million, which may (without limitation) comprise of Additional Notes, Pari Passu Indebtedness including senior secured notes and/or bridge loans (including subscription receipts or similar arrangements therefor) in connection with the Sun Acquisition and costs and Expenses associated therewith (the “Sun Indebtedness”); and”

(ii) Section 4.09(b)(19) is hereby amended by deleting “(18)” in the first line thereof and replacing it with “(19)”, replacing “4.09(b)(19)” with “4.09(b)(20)” in the fourth line thereof.

(h) Section 10.05 is hereby amended by (i) deleting the word “leased” in Section 10.05(ii) and replacing it with “Material Leases entered into” and (ii) adding the following after the words “Issue Date” in the last paragraph of Section 10.05 “or date of acquisition or lease, as applicable”.

ARTICLE 3

MISCELLANEOUS PROVISIONS

Section 3.01	Confirmation of Existing Security

Each of the Issuer and the Guarantor acknowledges and confirms that notwithstanding the execution of this Supplemental Indenture each of the existing Collateral Documents that Issuer and Guarantor have executed in favour of Collateral Agent (i) remains in full force and effect and has not been terminated discharged or released, (ii) constitutes legal valid and binding obligation of Issuer and Guarantor enforceable against Issuer and Guarantor under the laws governing the applicable security document in accordance with its terms, subject to applicable bankruptcy insolvency and other laws of general application limiting the enforceability of creditors rights and (iii) continues to stand as valid and enforceable security for the Obligations, as amended hereby.

Section 3.02	Supplemental to the Note Indenture

This Supplemental Indenture is supplemental to the Indenture and the Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Notes as if all the provisions of the Indenture and this Supplemental Indenture were combined in one instrument. This Supplemental Indenture shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Section 1.03 of the Indenture. The Indenture is and shall remain in full force and effect with regards to all matters governing the Notes, except as modified or supplemented by this Supplemental Indenture. Notwithstanding the foregoing, in the event any term or provision contained herein shall conflict with or be inconsistent with any term or provision of the

Indenture, the terms and provisions of this Supplemental Indenture shall govern, but for greater certainty this paramountcy clause shall not be operative with respect to any other Supplemental Indenture executed on the date hereof and all such Supplemental Indentures shall be interpreted in a manner consistent with each other.

Section 3.03	Future Reference to the Note Indenture

On and after the date of this First Supplemental Indenture, each reference in the Indenture to “this Indenture”, “hereunder”, “hereof”, “herein” or words of like import referring to the Indenture, and each reference in any related document to the Indenture, “thereunder”, “thereof”, “therein” or words of like import referring to the Indenture shall mean and be a reference to the Indenture as amended hereby. The Indenture, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

Section 3.04	Governing Law

THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS IF CANADA APPLICABLE THEREIN.

Section 3.05	Waiver of Jury Trial

EACH OF ISSUER, THE COLLATERAL AGENT AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 3.06	Counterparts

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy (whether by original, facsimile or other electronic method of transmission) shall be considered an original, but all of them together represent the same agreement.

Section 3.07	Headings

The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following page]

IN WITNESS WHEREOF the parties hereto have caused this Supplemental Indenture to be executed on their behalf, effective as of the day and year first written above.

POSTMEDIA NETWORK INC., as Issuer

By:	/s/ Douglas Lamb
Name:	Douglas Lamb
Title:	Chief Financial Officer and Executive Vice President

By:	/s/ Jeffrey Haar
Name:	Jeffrey Haar
Title:	Executive Vice President, Legal and General Counsel

POSTMEDIA NETWORK CANADA CORP., as Guarantor

By:	/s/ Douglas Lamb
Name:	Douglas Lamb
Title:	Chief Financial Officer and Executive Vice President

By:	/s/ Jeffrey Haar
Name:	Jeffrey Haar
Title:	Executive Vice President, Legal and General Counsel

Supplemental Indenture

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee and Collateral Agent

By:	/s/ Judith Sebald
Name:	Judith Sebald
Title:	Corporate Trust Officer

By:	/s/ Patricia Wakelin
Name:	Patricia Wakelin
Title:	Corporate Trust Officer

Supplemental Indenture